

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

March 12, 2007

Via U.S. Mail
Alexander A. Lutsky
Chief Accountant (CFO)
14, 1st Tverskaya-Yamskaya Street
125047 Moscow
Russian Federation

> RE: **OPEN JOINT STOCK COMPANY LONG-DISTANCE AND**
> **INTERNATIONAL TELECOMMUNICATIONS "ROSTELECOM"**
> **Form 20-F for Fiscal Year Ended December 31, 2005**
> **Filed June 30, 2006**
> **File number 1-14748**

Dear Mr. Lutsky:

We have completed our review of your Form 20-F and do not, at this time, have any further comments.

Sincerely,

Larry Spirgel
Assistant Director